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                                 United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

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1. Investment Company Act File Number:              Date examination completed:

811-3056                                            February 28, 2006
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2. State Identification Number:
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AL             AK             AZ             AR             CA             CO
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CT             DE             DC             FL             GA             HI
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ID             IL             IN             IA             KS             KY
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LA             ME             MD             MA             MI             MN
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MS             MO             MT             NE             NV             NH
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NJ             NM             NY             NC             ND             OH
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OK             OR             PA             RI             SC             SD
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TN             TX             UT             VT             VA             WA
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WV             WI             WY             PUERTO RICO
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Other (specify):

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3. Exact name of investment company as specified in registration statement:

   Tridan Corp.
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4. Address of principal executive office (number, street, city, state, zip code):

   261 West 35th Street, 16th Floor
   New York, NY 10001
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INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

             Report of Independent Registered Public Accounting Firm

To the Board of Directors
Tridan Corp.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Tridan Corp. (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of February 28, 2006. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests, performed as of February 28, 2006, and with respect to the agreement of security purchases and sales, for the period from January 31, 2006 (the date of our last examination), through February 28, 2006:

o Confirmation of all securities held by JP Morgan Worldwide Security Services, a registered Trust Company, in book entry form, on behalf of JP Morgan Chase Bank, N.A., as Custodian, on behalf of Tridan Corp.

o Reconciliation of all such securities to the books and records of the Company and the Custodian.

o Agreement of all security purchases and all security sales or maturities since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, except for the requirement of subsection (b) of rule 17f-2 of the Investment Company Act of 1940 which requires that securities be physically segregated and does not address securities held in book entry form, management's assertion that Tridan Corp. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2006, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Tridan Corp. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ Weiser LLP
New York, NY
October 10, 2006

                    Management Statement Regarding Compliance
          With Certain Provisions of the Investment Company Act of 1940

We, as members of management of Tridan Corp. (the "Company") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2006, and from January 31, 2006 through February 28, 2006.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsection (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2006, and from January 31, 2006 through February 28, 2006, with respect to securities reflected in the investment account of the Company, based upon the statements set forth in the letter dated May 1, 2006 from Mr. Peter J. McGuinness, Managing Director of JP Morgan Private Bank, addressed to I. Robert Harris, General Counsel and Secretary of Tridan Corp., a copy of which letter is annexed hereto and made a part hereof.

TRIDAN CORP.


By:    s/ Peter Goodman
   ---------------------------
    Peter Goodman, President

Date: October 3, 2006

                           [LOGO]JPMorgan Private Bank

May 1, 2006

I. Robert Harris, Esq.
Kantor, Davidoff, Wolfe, Mandelker & Kass, PC
51 East 42 Street
New York, NY 10017

Dear Mr. Harris:

All securities placed in custody by a Private Bank client with the JPMorgan Chase Bank, N.A. (the "Bank"), as custodian, whether pursuant to a pure custody arrangement, or an investment management mandate, remain the property of the client and do not become the property of the Bank. As such, the securities are not subject to claims of creditors of the Bank.

A substantial amount of the assets held in custody by us are held in electronic form and are segregated by way of electronic recordkeeping entries, and often are held by us in conjunction with intermediary custodians and/or securities depositories. As such, there have been only a limited number of securities held by us in physical form. Custody of securities in electronic form and the related electronic recordkeeping entries enable the custodian to speed interest payments on bonds to their respective rightful owners, as well as ensure timely securities clearance and transactions settlement. Finally, holding securities in electronic form comports with contemporary custodial practices and commercial law (e.g. see, Uniform Commercial Code Article 8). In our opinion, it would be impractical and untenable to manage a prudently diversified and broad portfolio of securities with custody of those securities held only in physical certificate form.

As required by applicable law and regulatory practice, the Bank keeps property held by it in its role as a custodian segregated in electronic recordkeeping form from the Bank's own property. Furthermore, securities are segregated in electronic recordkeeping form from other client assets. This mandatory segregation requirement is, among other things, intended to protect assets which are held by a bank as custodian, investment manager, trustee or co-trustee against the claims of creditors of that bank.

If the Bank were to become insolvent, the Office of the Comptroller of the Currency ("OCC"), the primary Federal regulator of the Bank, or the Federal Deposit Insurance Corporation (FDIC) as receiver, would be required to turn over to the Bank's client any property in that client's custodial, investment management or trust account.

 JP Morgan Chase Bank, N.A. - 345 Park Avenue, NY1-147, New York, NY 10154-1002
                Telephone: 212-464-1363 - Facsimile: 212-464-0401
                          Peter.mcguinness@jpmorgan.com

JPMorgan Private Bank" is the marketing name for the private banking activities conducted by J.P. Morgan Chase & Co. and its subsidiaries.

                           [LOGO]JPMorgan Private Bank

I. Robert Harris, Esq.
Page 2


Finally, I should point out that the Bank and certain of its nonbank subsidiaries are subject to direct supervision and regulation by various federal and state authorities (many of which will be considered "functional regulators" under the Gramm-Leach-Bliley Act). JPMorgan Chase Bank, N.A. as a national banking association, is subject to supervision and regulation by the OCC and the FDIC. Supervision and regulation by each of the foregoing regulatory agencies generally includes comprehensive annual reviews of all major aspects of the relevant bank's business and condition, as well as the imposition of periodic reporting requirements and limitations on investments and other powers.

If you have any questions, please do not hesitate to contact me.

Sincerely,


s/ Peter J. McGuinness

Peter J. McGuinness
Managing Director

cc: Brian M. Conboy (Weiser, LLP)
    David A. Buttke

 JP Morgan Chase Bank, N.A. - 345 Park Avenue, NY1-147, New York, NY 10154-1002
                Telephone: 212-464-1363 - Facsimile: 212-464-0401
                          Peter.mcguinness@jpmorgan.com

JPMorgan Private Bank" is the marketing name for the private banking activities conducted by J.P. Morgan Chase & Co. and its subsidiaries.